Exhibit 99.1
FOR IMMEDIATE RELEASE
CONFIDENTIAL DRAFT
YINGLI GREEN ENERGY ANNOUNCES THREE POLYSILICON
PURCHASE CONTRACTS
BAODING, China — November 27, 2007 — Yingli Green Energy Holding Company Limited (NYSE:YGE) (“Yingli Green Energy” or the “Company”), one of the leading vertically integrated photovoltaic (PV) product manufacturers in China, today announced it has signed three polysilicon contracts with a leading polysilicon manufacturer. The total amount of polysilicon to be supplied under the contracts will allow Yingli Green Energy to produce over 40 MW of PV modules over the life of the contracts. The delivery schedule for the polysilicon under the contracts has not been finalized. Based on the discussions of the parties with respect to the contracts, the Company currently expects the delivery of the polysilicon under the contracts to be completed by the end of the first quarter of 2008.
“We are delighted to have entered into these contracts which we expect will further strengthen our polysilicon supply for the near future,” said Mr. Liansheng Miao, Chairman and Chief Executive Officer of Yingli Green Energy. “Actively seeking to further establish and strengthen our strategic relationships with our suppliers has been one of our key strategic initiatives and we will continue to aggressively pursue this strategic initiative at a time global polysilicon supply remains tight.”
About Yingli Green Energy
Yingli Green Energy Holding Company Limited is one of the leading vertically integrated photovoltaic (PV) product manufacturers in China. Through the Company’s principal operating subsidiary in China, Baoding Tianwei Yingli New Energy Resources Co., Ltd., Yingli Green Energy designs, manufactures and sells PV modules and designs, assembles, sells and installs PV systems that are connected to an electricity transmission grid or those that operate on a stand-alone basis. With 200 MW of total annual production capacity in each of polysilicon ingots and wafers, PV cells and PV modules, Yingli Green Energy is currently one of the largest manufacturers of PV products in China. Additionally, Yingli Green Energy is one of the limited numbers of large-scale PV companies in China to have adopted vertical integration as its business model. Yingli Green Energy currently plans to gradually expand annual production capacity of polysilicon ingots and wafers, PV cells and PV modules to 400 MW by the end of 2008 and to 600 MW by the end of 2009. Yingli Green Energy sells PV modules under its own brand name, Yingli Solar, to PV system integrators and distributors located in various markets around the world, including Germany, Spain, Italy, China and the United States.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the

U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The forward-looking statements in this press release include, among other things, the Company’s expectation of the anticipated delivery timeframe for the delivery of the polysilicon under the Contracts and the Company’s expectation of, and anticipated benefits from, the further strengthening and establishment of the Company’s strategic relationships with its suppliers. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
For further information, contact
Yingli Green Energy Holding Company Limited
Director, Investor Relations
Qing Miao, + 86 312 3100502
ir@yinglisolar.com
or
Christensen
Christopher Gustafson, + 1 480 614 3021
cgus@ChristensenIR.com
Christensen
Jung Chang, +852 2232 3973
jchang@ChristensenIR.com

2